Exhibit 99.2

PROVIDENT ENERGY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian dollars (000s)
(unaudited)

	As at	As at	As at
	March 31,	December 31,	January 1,
	2011	2010	2010
Assets
Current assets
Cash and cash equivalents	$-	$4,400	$7,187
Accounts receivable	190,841	206,631	216,786
Petroleum product inventory (note 6)	98,807	106,653	58,779
Prepaid expenses and other current assets	1,848	2,539	4,803
Financial derivative instruments (note 15)	1,521	487	5,314
Assets held for sale (note 17)	-	-	186,411
	293,017	320,710	479,280
Non-current assets
Investments	-	-	18,733
Exploration and evaluation assets (note 17)	-	-	24,739
Property, plant and equipment (note 7)	850,171	833,790	1,422,156
Intangible assets (note 8)	115,503	118,845	132,478
Goodwill (note 9)	100,409	100,409	100,409
Deferred income taxes (note 14)	42,223	72,699	-
	$1,401,323	$1,446,453	$2,177,795
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$231,611	$227,944	$221,417
Cash dividends payable	9,725	12,646	13,468
Current portion of convertible debentures (note 10)	68,528	148,981	-
Financial derivative instruments (note 15)	53,262	37,849	86,441
Liabilities held for sale (note 17)	-	-	2,792
	363,126	427,420	324,118
Non-current liabilities
Long-term debt - revolving term credit facility (note 10)	133,928	72,882	264,776
Long-term debt - convertible debentures (note 10)	248,867	251,891	240,486
Decommissioning liabilities (note 11)	57,804	57,232	127,800
Long-term financial derivative instruments (notes 10 and 15)	36,978	29,187	103,403
Other long-term liabilities (note 13)	13,804	19,634	12,496
Deferred income taxes (note 14)	-	-	37,765
	854,507	858,246	1,110,844

Shareholders’ equity
Share capital (note 12)	2,873,186	-	-
Unitholders' contributions (note 12)	-	2,866,268	2,834,177
Contributed surplus	684	684	684
Accumulated deficit	(2,327,054)	(2,278,745)	(1,767,910)
	546,816	588,207	1,066,951
	$1,401,323	$1,446,453	$2,177,795

* Note: For rounding differences, please add/subtract from AP to get to balance.

The accompanying notes are an integral part of these interim consolidated financial statements.

PROVIDENT ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Canadian dollars (000s except per share amounts)
(unaudited)

	Three months ended
	March 31,
	2011	2010

Product sales and service revenue (note 16)	$519,100	$472,940
Loss on financial derivative instruments (note 15)	(42,014)	(53,690)
	477,086	419,250

Expenses
Cost of goods sold	407,605	374,898
Production, operating and maintenance	6,161	3,748
Transportation	4,858	5,397
Depreciation and amortization	10,865	10,702
General and administrative	12,062	9,552
Strategic review and restructuring	-	486
Financing charges	11,386	6,151
Loss on revaluation of conversion feature of convertible debentures (note 15)	4,762	-
Foreign exchange loss and other	969	1,784
	458,668	412,718

Income from continuing operations before taxes	18,418	6,532

Current tax expense	10	107
Deferred tax expense (recovery) (note 14)	30,393	(17,633)
	30,403	(17,526)
Net (loss) income from continuing operations	(11,985)	24,058
Net loss from discontinued operations (note 17 )	-	(74,979)
Net loss and comprehensive loss for the period	$(11,985)	$(50,921)
Net (loss) income from continuing operations – basic and diluted	$(0.04)	$0.09
Net loss per share – basic and diluted	$(0.04)	$(0.19)

The accompanying notes are an integral part of these interim consolidated financial statements.

PROVIDENT ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Canadian dollars (000s)
(unaudited)

	Three months ended
	March 31,
	2011	2010

Cash provided by operating activities
Net (loss) income for the period from continuing operations	$(11,985)	$24,058
Add (deduct) non-cash items:
Depreciation and amortization	10,865	10,702
Non-cash financing charges and other	2,507	1,655
Loss on purchase of convertible debentures (note 10)	1,232	-
Non-cash share based compensation recovery	(1,780)	(4,169)
Unrealized loss on financial derivative instruments	17,408	31,598
Loss on revaluation of conversion feature of convertible debentures (note 15)	4,762	-
Unrealized foreign exchange loss and other	183	628
Deferred tax expense (recovery)	30,393	(17,633)
Continuing operations	53,585	46,839
Discontinued operations	-	12,678
	53,585	59,517
Site restoration expenditures related to discontinued operations	-	(1,039)
Change in non-cash operating working capital	22,915	22,283
	76,500	80,761

Cash used for financing activities
Repayment of debentures	(86,285)	-
Increase (decrease) in long-term debt	60,802	(164,590)
Declared dividends to shareholders	(36,324)	(47,634)
Issue of shares, net of issue costs	6,918	6,923
Change in non-cash financing working capital	(2,922)	132
	(57,811)	(205,169)

Cash (used for) provided by investing activities
Capital expenditures	(24,072)	(6,973)
Acquisitions	-	(22,074)
Change in non-cash investing working capital	983	1,050
Investing activities from discontinued operations	-	150,286
	(23,089)	122,289

Decrease in cash and cash equivalents	(4,400)	(2,119)
Cash and cash equivalents, beginning of period	4,400	7,187
Cash and cash equivalents, end of period	$-	$5,068

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$6,601	$4,198
Cash taxes (received) paid	$(1,480)	$1,195

The accompanying notes are an integral part of these interim consolidated financial statements.

PROVIDENT ENERGY LTD.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Canadian Dollars (000s)
(unaudited)

	Share capital	Unitholders' contributions	Contributed surplus	Accumulated deficit	Total equity

Balance - December 31, 2010	$-	$2,866,268	$684	$(2,278,745)	$588,207
Cancelled on conversion to a corporation effective January 1, 2011		(2,866,268)			(2,866,268)
Issued on conversion to a corporation effective January 1, 2011	2,866,268				2,866,268
Net loss and comprehensive loss for the period	-	-	-	(11,985)	(11,985)
Proceeds on issuance of shares	6,918	-	-	-	6,918
Dividends	-	-	-	(36,324)	(36,324)
Balance - March 31, 2011	$2,873,186	$-	$684	$(2,327,054)	$546,816

Balance - January 1, 2010	$-	$2,834,177	$684	$(1,767,910)	$1,066,951
Net loss and comprehensive loss for the period	-	-	-	(50,921)	(50,921)
Proceeds on issuance of trust units	-	6,923	-	-	6,923
Distributions	-	-	-	(47,634)	(47,634)
Balance - March 31, 2010	$-	$2,841,100	$684	$(1,866,465)	$975,319

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the Interim Consolidated
Financial Statements

(Tabular amounts in Cdn $ 000’s, except share and per share amounts)
(unaudited)

For the period ended March 31, 2011

1.	Structure of the Company

Provident Energy Ltd. (the “Company” or “Provident”) is incorporated under the Business Corporations Act (Alberta) and domiciled in Canada. The address of its registered office is 2100, 250 – 2nd Street S.W. Calgary, Alberta.  Provident owns and manages a natural gas liquids (“NGL”) midstream business and was established as a result of the conversion from an income trust structure, Provident Energy Trust (the “Trust”), to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” effective January 1, 2011. Under the plan of arrangement, former holders of trust units of the Trust received one common share in Provident Energy Ltd. in exchange for each trust unit held in the Trust.

Pursuant to the conversion, the Company acquired, directly and indirectly, the same assets and business that the Trust owned immediately prior to the effective time of the conversion and assumed all of the obligations of the Trust. In accordance with the conversion, the Trust was dissolved effective January 1, 2011 and thereafter ceased to exist. The principal undertakings of Provident Energy Ltd. and its predecessor Provident Energy Trust are collectively referred to as “the Company” or “Provident” and include the accounts of Provident and its subsidiaries and partnerships.

The conversion was accounted for on a continuity of interests basis. Accordingly, the consolidated financial statements reflect the financial position, results of operations and cash flows as if Provident Energy Ltd. had always carried on the business formerly carried on by the Trust. As a result of Provident’s conversion from an income trust to a corporation, effective January 1, 2011, references to “common shares”, “shares”, “share based compensation”, “shareholders”, “performance share units”, “PSUs”, “restricted share units”, “RSUs”, “premium dividend and dividend reinvestment share (DRIP) purchase plan ”, and “dividends” were formerly referred to as “trust units”, “units”, “unit based compensation”, “unitholders”, “performance trust units”, “PTUs”, “restricted trust units”, “RTUs”, “premium distribution, distribution reinvestment (DRIP) and optional unit purchase plan”, and “distributions”, respectively, for periods prior to January 1, 2011.

The Company’s financial results for any individual quarter are not necessarily indicative of results to be expected for the full year. Interim period revenues and earnings are typically sensitive to weather and market conditions. In particular, demand and pricing for NGL products is typically seasonal and tends to result in periods of lower sales volumes during the second and third quarters as inventory is built up for sales in peak demand periods in the fourth quarter and first quarter of the following year when sales volumes are typically higher.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim consolidated financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting and IFRS 1 – First-time Adoption of International Financial Reporting Standards. Subject to certain transition elections disclosed in note 5, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all of the periods presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the Company’s reported financial position and financial performance, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 11, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ended December 31, 2011 could result in restatement of these interim consolidated financial statements including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010.

3.	Significant accounting policies

The following accounting policies apply to the continuing operations of the Company. Policies applicable to the former Upstream oil and gas operations are disclosed in note 17 - Discontinued operations.

i)	Principles of consolidation

The consolidated financial statements include the accounts of Provident Energy Ltd. and all direct and indirect subsidiaries and partnerships. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

ii)	Financial instruments

Financial assets and liabilities are classified as financial assets or liabilities at fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, or other financial liabilities, as appropriate.  When financial assets and liabilities are initially recognized, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Provident determines the classification of its financial assets at initial recognition. The Company’s financial assets include cash and cash equivalents, accounts receivable, financial derivative instruments and investments.

Financial Assets

a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.  Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term.  The Company’s financial derivative instruments, including embedded derivatives, are classified as held for trading.  Gains or losses on financial derivative instruments are recognized in profit or loss.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs.  Gains and losses are recognized in the income statements when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company’s accounts receivables are included in this financial asset category.

c)	Cash and cash equivalents

Cash and cash equivalents include short-term investments with an original maturity of three months or less when purchased.

Financial Liabilities

a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term.  Financial derivative instruments, including embedded derivatives, are classified as held for trading.  Gains and losses on liabilities held for trading are recognized in profit and loss.

b)	Other liabilities

Other liabilities are recorded initially at fair value of the consideration received less any related transaction costs. Subsequent to initial recognition, the balances are measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized and through amortization expense recorded as financing charges. The Company’s accounts payable, accrued liabilities other than share based compensation, cash distribution payable, long-term debt and convertible debentures are included within this financial liability category (also see item xiii).

iii)	Property, plant & equipment

The initial cost of an asset comprises its purchase price or construction costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net in profit or loss.

Midstream assets

Midstream facilities, including natural gas liquids storage facilities and natural gas liquids processing and extraction facilities are carried at cost less accumulated depreciation and accumulated impairment losses and are depreciated at a component level on a straight-line basis over the estimated service lives of the assets, which range from 25 to 35 years.  Capital assets related to pipelines are carried at cost less accumulated depreciation and accumulated impairment losses and are depreciated at a component level using the straight-line method over their economic lives of approximately 35 years.

Minimum NGL product and cavern bottoms

The minimum NGL product is the minimum volume of NGL product needed as a permanent inventory to maintain adequate reservoir pressures and deliverability rates throughout the withdrawal season within the Company’s owned assets.  All tanks, caverns or other storage reservoirs require a minimum level of product in the storage caverns to maintain a minimum pressure.  Below this minimum pressure, products cannot be readily extracted for sale. Minimum NGL product and cavern bottoms within the Company’s owned assets are presented as part of Midstream assets within property, plant and equipment and are not depreciated.

Pipeline fills

Pipeline fills represent the petroleum based product purchased for the purpose of charging the pipeline system and partially filling the petroleum product storage tanks with an appropriate volume of petroleum products to enable the commercial operation of the facilities and pipeline for all Company owned pipelines and tanks. Pipeline fills within Provident’s pipelines are presented as part of Midstream assets within property, plant and equipment and are not depreciated. Holdings of pipeline fills in third party carriers are recorded as product inventory.

Office equipment and other

Office equipment and other assets are carried at cost less accumulated depreciation and accumulated impairment losses and are generally depreciated on a straight-line basis over their estimated useful lives. The estimated useful lives for office equipment and other assets are as follows:

Office equipment	5 - 6 years
Computer hardware & software	3 - 4 years
Leasehold improvements & other	10 years

Major maintenance and repairs, inspection, turnarounds and derecognition

Major maintenance and turnarounds are tracked on a project basis and reviewed by management for potential capitalization. These costs are depreciated on a straight-line basis over a period which represents the estimated period before the next planned maintenance or turnaround. All other maintenance costs are expensed as incurred.  Expenditures on major maintenance or repairs comprise the cost of replacement parts of assets, inspection costs and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Company, the expenditure is capitalized. In instances where an asset part is not separately considered a component, the replacement value is used to estimate the carrying amount of the replaced assets, and the previous carrying amount is immediately expensed.

Impairment of property, plant and equipment

For operating assets, the impairment test is performed at the cash generating unit level and for office equipment and other assets, the impairment test is performed at the individual asset level. A cash generating unit is determined to be the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Values of assets are reviewed for impairment when indicators of such impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. If the carrying amount of the asset exceeds its recoverable amount, the asset is deemed impaired and an impairment loss is recognized in profit or loss so as to reduce the carrying amount of the asset to its recoverable amount.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss.

iv)	Intangible assets

Intangible assets acquired separately are recognized at cost upon initial recognition. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, the cost model is applied requiring the intangible asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Provident will assess whether the useful lives of intangible assets are finite or indefinite. Intangible assets with finite useful lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired and amortized on a straight-line basis over the estimated useful lives of the assets, which range from a period of 12 to 15 years. The amortization expense of intangible assets with finite lives is recognized in depreciation and amortization expense in profit or loss.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds, if any, and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

v)	Joint arrangements

A joint arrangement exists when a contractual arrangement exists that establishes shared decision making over the joint activities. Joint control is defined as the contractually agreed sharing of the power to govern the financial and operating policies of a venture so as to obtain benefits from its activities.

Joint operations

A joint operation involves the use of assets and other resources of the Company and other venturers rather than the establishment of a corporation, partnership, or other entity. The Company recognizes in its financial statements the assets it controls and the liabilities it incurs and its share of the revenue and expenses from the sale of goods or services by the joint operation arrangement.

Joint assets

A joint asset involves joint control and offers joint ownership by the Company and other venturers of assets contributed to or acquired for the purpose of the joint arrangement, without the formation of a corporation, partnership, or other entity.  The Company accounts for its share of the joint assets, its share of jointly incurred liabilities with other venturers, any revenue from the sale or use of its share of the output of the joint asset, and any expenses incurred in relation to its interest in the joint asset from the sale of goods or services by the joint asset.

vi)	Leases

Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

vii)	Product inventory

Inventories of product are valued at the lower of cost and net realizable value based on market prices.  Cost is determined using the weighted average costing method and comprises direct purchase costs, costs of production, extraction and fractionation costs, and transportation costs.

viii)	Goodwill

Goodwill is initially measured at cost which represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed.  After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill does not generate cash flows independently of other assets or groups of assets, and often contributes to the cash flows of multiple cash generating units. As a result, for the purpose of impairment testing, goodwill is monitored at the operating business level.

When a cash generating unit is disposed of, goodwill associated with the operation is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation.

Goodwill is not amortized. Rather, Provident assesses goodwill for impairment at least annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the group of cash generating units that comprise the Midstream business to which the goodwill relates. The recoverable amount is determined based on a fair value less cost to sell calculation using cash flow projections from financial forecasts. If the carrying amount exceeds the recoverable amount of the group of cash generating units that comprise the Midstream business, an impairment loss is recognized.  Impairment losses relating to goodwill cannot be reversed in future periods. Provident performs its annual impairment test of goodwill as at December 31.

ix)	Decommissioning liabilities

A decommissioning liability is recognized when the Company has a present legal or constructive obligation to dismantle and remove a facility or an item of property, plant and equipment and restore the site on which it is located, and when a reliable estimate of that liability can me made. Normally an obligation arises for a new facility upon construction or installation. An obligation for decommissioning may also crystallize during the period of operation of a facility through a change in legislation or a decision to terminate operations.

When a liability for decommissioning cost is recognized, a corresponding amount equivalent to the provision is also recognized as part of the cost of the related property, plant and equipment. The amount recognized represents management’s estimate of the present value of the estimated future expenditures of dismantling, demolition and disposal of the facilities, remediation and restoration of the surface land as well as an estimate of the future timing of the costs to be incurred. These costs are subsequently depreciated as part of the costs of the facility or item of property, plant and equipment. Any changes in the estimated timing of the decommissioning or decommissioning cost estimates are accounted for prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment.

The Company uses a nominal risk free discount rate. The accretion of the decommissioning liability is included as a financing charge.

x)	Share based compensation

Provident uses the fair value method of valuing the compensation plans whereby notional shares are granted to employees. The fair value of these notional shares is estimated and recorded as share based compensation (a component of general and administrative expenses).  A portion relating to operational employees at field and plant locations is allocated to operating expense.  The offsetting amount is recorded as accrued liabilities or other long-term liabilities. A realization of the expense and a resulting reduction in cash provided by operating activities occurs when a cash payment is made. The fair value measurement is determined at each reporting date using information available at that date.

xi)	Share dilution

The dilutive effect of convertible debentures is determined using the "if-converted" method whereby the outstanding debentures at the end of the period are assumed to have been converted at the beginning of the period or at the time of issue if issued during the year.  Amounts charged to income or loss relating to the outstanding debentures are added back to net income for the diluted calculation.

xii)	Income taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period, and include any adjustment to tax payable in respect of previous years.

Deferred income tax

Provident follows the liability method for calculating deferred income taxes.  Differences between the amounts reported in the financial statements of the Company and its corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the deferred tax asset or liability.  The effect of any change in income tax rates is recognized in the current period income or equity, as appropriate.

Deferred tax assets are recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.  Deferred income tax assets are recognized for all deductible temporary differences, carry- forward of unused tax credits and unused tax losses.

Deferred income tax liabilities are provided in full for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.  Discounting of deferred tax assets and liabilities is not permitted.

Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of operations.

xiii)	Convertible debentures

The Company's convertible debentures are compound financial instruments consisting of a financial liability and an embedded conversion feature.  In accordance with IAS 39, the embedded derivatives are required to be separated from the host contracts and accounted for as stand-alone instruments.

Debentures containing a cash conversion option allow Provident to pay cash to the converting holder of the debentures, at the option of the Company.  As such, the conversion feature is presented as a financial derivative liability within long term financial derivative instruments. On initial recognition, convertible debentures with a cash conversion option are measured using a method whereby the fair value of the embedded financial derivative instrument is measured using an option pricing model, with the residual amount allocated to the debt component.

Debentures without a cash conversion option are settled in shares on conversion, and therefore the conversion feature is presented within equity, in accordance with its contractual substance. On initial recognition, the convertible debentures without a cash conversion feature are measured using the residual method whereby the debt component was recognized at fair value, with the conversion feature as the residual.

Subsequent to initial recognition, the debt portion, net of issue costs, is accounted for at amortized cost using the effective interest rate method, whereby the residual value of the debt is accreted up to the face value of the debentures.  For debentures containing a cash conversion option, the conversion feature is measured at fair value through profit and loss at each reporting date, with any unrealized gains or losses arising from fair value changes reported in the statement of operations.  Upon conversion, the corresponding portions of the debt and equity are removed from those captions and transferred to share capital.

xiv)	Revenue recognition

Revenue associated with the sale of product owned by Provident is recognized when title passes from Provident to its customer.

Revenues associated with the services provided where Provident acts as agent are recorded on a net basis when the services are provided.  Revenues associated with the sale of natural gas liquids storage services are recognized when the services are provided.

xv)	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is Provident’s functional and presentation currency. Provident’s subsidiaries with foreign operations have a functional currency of Canadian dollars. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange at the balance sheet date, non-monetary items measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions, and revenues and expenses are translated using the exchange rates as at the dates of the initial transactions, with the exception of depreciation and amortization which is translated on the same basis as the related assets. Translation gains and losses are included in income in the period in which they arise.

xvi)	Accounting standards issued but not yet applied

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

The IASB issued IFRS 9 in November 2009 which addresses the classification and measurement of financial assets and replaces the multiple category and measurement model in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. If the latter is selected, dividends are recognized in profit or loss to the extent they are not clearly representing a return of investment. However, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

The IASB added requirements for financial liabilities in October 2010 which primarily carried forward existing requirements in IAS 39 – Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions based on currently available information that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period.  Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ from those estimated. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

In the process of applying the Company’s accounting policies, management has made the following judgments, estimates, and assumptions which have the most significant effect on the amounts recognized in the consolidated financial statements:

Inventory

Due to the inherent limitations in metering and the physical properties of storage caverns and pipelines, the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids can only be determined by draining of the caverns.  By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

Impairment indicators

The recoverable amounts of cash generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions.

Goodwill is tested for impairment annually and at other times when impairment indicators exist. Impairment is determined for goodwill by assessing the recoverable amount of the group of cash generating units that comprise the Midstream business to which the goodwill relates. In assessing goodwill for impairment, it is reasonably possible that the commodity price assumptions, sales volumes, supply cost, discount rates, and tax rates may change which may then impact the recoverable amount of the group of cash generating units which comprise the Midstream business and may then require a material adjustment to the carrying value of goodwill.

For the Midstream business, it is reasonably possible that these assumptions may change which may then impact the recoverable amounts of the cash generating units and may then require a material adjustment to the carrying value of its tangible and intangible assets. The Company monitors internal and external indicators of impairment relating to its tangible and intangible assets.

Decommissioning and restoration costs

Decommissioning and restoration costs will be incurred by the Company at the end of the operating life of certain of the Company’s facilities and properties. The ultimate decommissioning and restoration costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal and regulatory requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in laws and regulations or their interpretation. In determining the amount of the provision, assumptions and estimates are required in relation to discount rates. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

The decommissioning provisions have been created based on Provident’s internal estimates. Assumptions, based on the current economic environment, have been made which management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual decommissioning costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.

Income taxes

The Company follows the liability method for calculating deferred income taxes. Differences between the amounts reported in the financial statements of the Company and its subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the deferred tax liability. In addition, the Company recognizes the future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Company to make significant estimates related to the expectations of future cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets and liabilities recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Share based compensation

The Company uses the fair value method of valuing compensation expense associated with the Company’s share based compensation plan whereby notional shares are granted to employees. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. The assumptions are discussed in note 13. Actual payments made on settlement may differ from estimates and the difference could be material.

Financial derivative instruments

The Company’s financial derivative instruments are initially recognized on the statement of financial position at fair value based on management’s estimate of commodity prices, share price and associated volatility, foreign exchange rates, interest rates, and the amounts that would have been received or paid to settle these instruments prior to maturity given future market prices and other relevant factors. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

5.	Transition to IFRS

Provident has prepared its financial statements in accordance with Canadian GAAP for all periods up to and including the year ended December 31, 2010. These financial statements for the three months ended March 31, 2011 are the first the Company has prepared in accordance with IFRS. The Company has prepared these financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011 and the significant accounting policies meeting those requirements are described in note 3.

The effect of the Company’s transition to IFRS are summarized in this note as follows:

i) Transition elections;
ii)	Reconciliation of the consolidated statements of financial position, including shareholders’ equity, as previously reported under Canadian GAAP to IFRS, and
iii)	Reconciliation of the consolidated statements of operations as previously reported under Canadian GAAP to IFRS.

i)	Transition elections

Provident has prepared its IFRS opening consolidated statement of financial position as at January 1, 2010, its date of transition to IFRS. In the preparation of this opening statement of financial position, IFRS 1 allows first-time adopters certain exemptions from the general requirement to apply IFRS retrospectively.  Provident has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

a)
Business combinations - Provident has elected not to apply IFRS 3 retrospectively to business combinations that occurred prior to transition to IFRS on January 1, 2010. Rather, the Company has elected to apply IFRS 3 relating to business combinations prospectively from January 1, 2010. As such previous Canadian GAAP balances relating to business combinations entered into before that date, including goodwill, have been carried forward without adjustment.

b)
Changes in decommissioning, restoration and similar liabilities – IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires specified changes in a decommissioning, restoration or similar liability to be added to or deducted from the cost of the asset to which it relates. The adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. However, IFRS 1 allows Provident to measure decommissioning, restoration and similar liabilities as at the date of transition to IFRS in accordance with IAS 37 rather than reflecting the impact of changes in such liabilities that occurred before the date of transition to IFRS.

c)
Property, plant and equipment – The deemed cost of oil and natural gas properties at January 1, 2010, the date of transition to IFRS, was determined by reference to IFRS 1 - First-time Adoption of International Financial Reporting Standards. Upon adoption, the Company has elected to apply the full cost exemption to measure oil and gas assets in the development or production phases by allocating the carrying value determined under Canadian GAAP to cash generating units pro rata using proved and probable reserve values on the date of transition. In addition, any differences arising from the adoption of IFRS from previous Canadian GAAP for decommissioning liabilities related to the Upstream business have been recognized in accumulated deficit on the transition date in accordance with IFRS 1.

d)
Arrangements containing leases – IFRS 1 allows a first-time adopter to apply the transitional provisions in IFRIC 4 – Determining whether an Arrangement contains a Lease, which allows a first-time adopter to determine whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of facts and circumstances existing at that date. As a first-time adopter, Provident made the same determination of whether an arrangement contained a lease in accordance with previous Canadian GAAP as that required by IFRIC 4 but at a date other than that required by IFRIC 4.

ii)	The following is a reconciliation of the consolidated statements of financial position, including shareholders’ equity, as previously reported under Canadian GAAP to IFRS:

($000's)		December 31, 2010			March 31, 2010			January 1, 2010
	Note	CDN GAAP	Adj	IFRS	CDN GAAP	Adj	IFRS	CDN GAAP	Adj	IFRS
Assets
Current assets
Cash and cash equivalents		4,400	-	4,400	5,068	-	5,068	7,187	-	7,187
Accounts receivable		206,631	-	206,631	226,003	-	226,003	216,786	-	216,786
Petroleum product inventory	A	83,868	22,785	106,653	30,491	21,876	52,367	37,261	21,518	58,779
Prepaid expenses and other current assets		2,539	-	2,539	2,491	-	2,491	4,803	-	4,803
Financial derivative instruments		487	-	487	5,435	-	5,435	5,314	-	5,314
Assets held for sale	I	-	-	-	-	-	-	-	186,411	186,411
		297,925	22,785	320,710	269,488	21,876	291,364	271,351	207,929	479,280

Investments		-	-	-	1,733	-	1,733	18,733	-	18,733
Exploration and evaluation assets	I	-	-	-	-	25,549	25,549	-	24,739	24,739
Property, plant and equipment	A, B, D, I	832,250	1,540	833,790	1,761,921	(400,154)	1,361,767	2,025,044	(602,888)	1,422,156
Intangible assets		118,845	-	118,845	129,070	-	129,070	132,478	-	132,478
Goodwill		100,409	-	100,409	100,409	-	100,409	100,409	-	100,409
Deferred income taxes	G	50,375	22,324	72,699	-	-	-	-	-	-
		1,399,804	46,649	1,446,453	2,262,621	(352,729)	1,909,892	2,548,015	(370,220)	2,177,795
Liabilities
Current liabilities
Accounts payable and accrued liabilities		227,944	-	227,944	211,500	-	211,500	221,417	-	221,417
Cash dividends payable		12,646	-	12,646	13,600	-	13,600	13,468	-	13,468
Current portion of convertible debentures		148,981	-	148,981	-	-	-	-	-	-
Financial derivative instruments		37,849	-	37,849	106,968	-	106,968	86,441	-	86,441
Liabilities held for sale	I	-	-	-	-	-	-	-	2,792	2,792
		427,420	-	427,420	332,068	-	332,068	321,326	2,792	324,118

Long-term debt - revolving term credit facility		72,882	-	72,882	100,186	-	100,186	264,776	-	264,776
Long-term debt - convertible debentures		251,891	-	251,891	241,631	-	241,631	240,486	-	240,486
Decommissioning liabilities	B, I	22,057	35,175	57,232	60,136	71,781	131,917	61,464	66,336	127,800
Long-term financial derivative instruments	C	19,601	9,586	29,187	111,041	-	111,041	103,403	-	103,403
Other long-term liabilities	F	18,735	899	19,634	10,361	-	10,361	12,496	-	12,496
Deferred income taxes	G, I	-	-	-	126,969	(119,600)	7,369	162,665	(124,900)	37,765
		812,586	45,660	858,246	982,392	(47,819)	934,573	1,166,616	(55,772)	1,110,844

Shareholders’ equity
Unitholders' contributions		2,866,268	-	2,866,268	2,841,100	-	2,841,100	2,834,177	-	2,834,177
Convertible debentures equity component	C	25,092	(25,092)	-	15,940	(15,940)	-	15,940	(15,940)	-
Contributed surplus	C	2,953	(2,269)	684	2,953	(2,269)	684	2,953	(2,269)	684
Accumulated deficit	H	(2,307,095)	28,350	(2,278,745)	(1,579,764)	(286,701)	(1,866,465)	(1,471,671)	(296,239)	(1,767,910)
		587,218	989	588,207	1,280,229	(304,910)	975,319	1,381,399	(314,448)	1,066,951
		1,399,804	46,649	1,446,453	2,262,621	(352,729)	1,909,892	2,548,015	(370,220)	2,177,795

iii)	The following is a reconciliation of the consolidated statements of operations as previously reported under Canadian GAAP to IFRS:

		Year ended			Three months ended
($000s)		December 31, 2010			March 31, 2010
	Notes	CDN GAAP	Adj	IFRS	CDN GAAP 1	Adj	IFRS

Product sales and service revenue		1,746,557	-	1,746,557	472,940	-	472,940
Loss on financial derivative instruments		(124,800)	-	(124,800)	(53,690)	-	(53,690)
		1,621,757	-	1,621,757	419,250	-	419,250

Expenses
Cost of goods sold	A	1,397,901	(1,266)	1,396,635	375,256	(358)	374,898
Production, operating and maintenance		18,504	-	18,504	3,748	-	3,748
Transportation		18,442	-	18,442	5,397	-	5,397
Depreciation and amortization	D, E	45,718	(1,243)	44,475	10,764	(62)	10,702
General and administrative		36,671	-	36,671	9,552	-	9,552
Strategic review and restructuring		13,782	-	13,782	486	-	486
Financing charges	B, E	29,723	2,528	32,251	5,640	511	6,151
Loss on revaluation of conversion feature of convertible debentures	C	-	433	433	-	-	-
Gain on sale of assets, foreign exchange and other		(3,826)	-	(3,826)	1,784	-	1,784
		1,556,915	452	1,557,367	412,627	91	412,718
Income from continuing operations before taxes		64,842	(452)	64,390	6,623	(91)	6,532
Current tax (recovery) expense		(6,956)	-	(6,956)	107	-	107
Deferred income tax recovery	G	(31,694)	(9,177)	(40,871)	(17,338)	(295)	(17,633)
		(38,650)	(9,177)	(47,827)	(17,231)	(295)	(17,526)
Net income for the period from continuing operations		103,492	8,725	112,217	23,854	204	24,058
Net loss from discontinued operations	I	(438,587)	315,864	(122,723)	(84,313)	9,334	(74,979)
Net loss for the period		(335,095)	324,589	(10,506)	(60,459)	9,538	(50,921)
1 The figures presented above for the three months ended March 31, 2010 have been reclassified from those previously reported under Canadian GAAP to reflect discontinued operations presentation for the Canadian oil and natural gas production "Provident Upstream" or "COGP" business (see note 17).

Explanatory notes to the IFRS 1 transition adjustments:

Note: The following items address the transition adjustments applicable to continuing operations. For a description of the transition adjustments applicable to discontinued operations, see item I.

A.
Petroleum product inventory – Product inventory required to be stored in third party pipelines as pipeline fill was recorded in property, plant and equipment (“PP&E”) under previous Canadian GAAP. Under IFRS, these amounts are recorded as part of petroleum product inventory. Upon transition to IFRS, $21.5 million has been transferred from PP&E to petroleum product inventory. The additional inventory has been processed through the inventory costing calculations with a corresponding impact on cost of goods sold of $0.4 million in the first quarter of 2010 and $1.3 million for the year ended December 31, 2010. Inventory required for linefill and cavern bottoms in assets owned by Provident remains capitalized in PP&E.

B.
Decommissioning liabilities – The amounts recorded under previous Canadian GAAP were the estimated future cash flows discounted at the Company’s average credit-adjusted risk free rate of seven percent. Under IFRS, the amounts are discounted using a risk free rate of four percent. Provident recorded an adjustment to increase the decommissioning liabilities for continuing operations by $34.4 million with an offsetting increase in PP&E of $23.3 million and accumulated deficit of $11.1 million representing the pre-2010 earnings impact of this adjustment. The impact of this adjustment on first quarter 2010 earnings and annual 2010 earnings was additional accretion expense of $0.2 million and $0.7 million, respectively.

C.
Convertible debentures equity component – Under previous Canadian GAAP, the portion of initial value associated with the conversion feature of a convertible debenture is classified as a separate component of equity. As a consequence of Provident’s status as an income Trust in 2010, IFRS requires the conversion feature of convertible debentures to be classified as a financial instrument on transition and marked-to-market each reporting period. Since the conversion feature of the debentures outstanding on January 1, 2010 was sufficiently out-of-the-money, the fair value of this feature was determined to be nil. As a result, the Canadian GAAP balance of the equity component of convertible debentures at January 1, 2010 of $15.9 million, as well as $2.3 million of related balances in contributed surplus, have been reclassified to accumulated deficit on the transition date.

In addition, in the fourth quarter of 2010, a new convertible debenture was issued by Provident. Under previous Canadian GAAP, the portion of the initial value of the debenture associated with the conversion feature of $9.2 million was recorded as a separate component of equity. Under IFRS, the value of this conversion feature has been reclassified to long-term financial derivative instruments in the statement of financial position. Under IFRS, Provident is also required to mark-to-market this conversion feature at each reporting period, which resulted in the Company recording an unrealized loss of approximately $0.4 million in the fourth quarter of 2010 in loss on revaluation of conversion feature of convertible debentures in the statement of operations with a corresponding offset to long-term financial derivative instruments.

D.
Depreciation and amortization – IFRS requires that depreciation be calculated at a component level, which resulted in additional depreciation expense from continuing operations of $0.3 million in the first quarter of 2010 and $0.7 million for the year ended December 31, 2010.

E.
Financing charges – Under IFRS, accretion expense associated with decommissioning liabilities is recorded as a financing charge. Under previous Canadian GAAP, accretion expense from continuing operations of $0.3 million for the first quarter of 2010 and $1.9 million for the year ended December 31, 2010 related to asset retirement obligations was recorded under depletion, depreciation and accretion expense. Accordingly, these amounts have been reclassified from depletion, depreciation and accretion expense to financing charges. As a result of this change, the caption depletion, depreciation and accretion expense has been changed to be depreciation and amortization expense.

The balances recorded under previous Canadian GAAP as interest on bank debt and interest and accretion on convertible debentures are now included under financing charges under IFRS.

F.
Other long-term liabilities – Included in other long-term liabilities are obligations associated with residual Upstream properties. Under previous Canadian GAAP, these obligations were calculated using an average credit-adjusted risk free rate of seven percent. Under IFRS, the obligations are discounted using a risk free rate of four percent which resulted in Provident recording an adjustment of $0.9 million in 2010.

G.
Deferred income taxes – The transition adjustment associated with continuing operations was $13.1 million. This IFRS difference is primarily due to the tax rate applied to temporary differences associated with SIFT entities. Under previous Canadian GAAP, Provident used the rate expected to be in effect when the timing differences reverse. However, under IFRS, Provident is required to use the highest rate applicable for undistributed earnings in these entities. In addition, IFRS requires the calculation of deferred taxes related to foreign exchange differences on balances denominated in foreign currencies. The 2010 net income from continuing operations impact of IFRS differences on deferred taxes was an additional recovery of $9.2 million, resulting in a total adjustment of $22.3 million at December 31, 2010.

Upon conversion to a corporation on January 1, 2011, all timing differences are now measured under IFRS using a corporate tax rate and, as a result, the majority of the IFRS differences at December 31, 2010 for deferred income taxes has reversed through first quarter 2011 net earnings as a deferred tax expense.

H.	Accumulated deficit – The following is a summary of transition adjustments to the Company’s accumulated deficit from Canadian GAAP to IFRS:

		2010
($ millions)	Note	December 31	March 31	January 1

Accumulated deficit as reported under Canadian GAAP		$(2,307.1)	$(1,579.8)	$(1,471.7)
IFRS transition adjustments increase (decrease) on opening statement of financial position related to continuing operations:
Petroleum product inventory	A	0.4	0.4	0.4
Decommissioning liabilities	B	(11.1)	(11.1)	(11.1)
Convertible debentures	C	18.2	18.2	18.2
Other long-term liabilities	F	(0.9)	(0.9)	(0.9)
Deferred income taxes	G	13.1	13.1	13.1
		19.7	19.7	19.7

IFRS transition adjustments increase (decrease) on opening statement of financial position related to discontinued operations:
Impairment on Upstream oil and gas properties	I	(391.5)	(391.5)	(391.5)
Decommissioning liabilities	I	(36.1)	(36.1)	(36.1)
Deferred income taxes	I	111.7	111.7	111.7
		(315.9)	(315.9)	(315.9)
Total net impact on opening statement of financial position		$(296.2)	$(296.2)	$(296.2)

IFRS transition adjustments increase (decrease) net income from continuing operations:
Cost of goods sold	A	$1.3	$0.4	$-
Loss on financial derivative instruments	C	(0.4)	-	-
Depreciation and amortization	D, E	1.2	0.1	-
Financing charges	B, E	(2.5)	(0.5)	-
Deferred income taxes	G	9.1	0.2	-
		8.7	0.2	-
IFRS transition adjustments increase (decrease) net income from discontinued operations:
Depletion expense	I	40.2	23.1	-
Loss on sale of oil and gas properties	I	(8.1)	(8.1)	-
Loss on sale of discontinued operations	I	296.0	-	-
Deferred income taxes	I	(12.2)	(5.7)	-
		315.9	9.3
Total net impact on statement of operations		$324.6	$9.5	$-
Accumulated deficit as reported under IFRS		$(2,278.7)	$(1,866.5)	$(1,767.9)

I.
Discontinued operations – There are a number of IFRS adjustments associated with the Upstream business impacting both the statement of financial position on the date of transition, January 1, 2010 and 2010 net earnings from discontinued operations. However, the total impact of the combined differences related to the Upstream business on Provident’s equity balance at December 31, 2010 was nil.  Explanatory notes to the IFRS 1 transition reconciliations for discontinued operations are summarized in the following table:

		2010
Discontinued operations ($ millions)	Note	December 31	March 31	January 1
IFRS transition adjustments increase (decrease) on opening statement of financial position:
Impairment on Upstream oil and gas properties	1	$(391.5)	$(391.5)	$(391.5)
Decommissioning liabilities	2	(36.1)	(36.1)	(36.1)
Deferred income taxes	5	111.7	111.7	111.7
		(315.9)	(315.9)	(315.9)
IFRS adjustments increase (decrease) net income on statement of operations:
Depletion expense	1	40.2	23.1	-
Loss on sale of oil and gas properties	3	(8.1)	(8.1)	-
Loss on sale of discontinued operations	6	296.0	-	-
Deferred income taxes	5	(12.2)	(5.7)	-
		315.9	9.3	-
Net impact on accumulated deficit		$-	$(306.6)	$(315.9)

1)
Property, plant and equipment – On transition to IFRS, Provident elected to use the IFRS 1 exemption for its Upstream oil & gas assets, allowing for the allocation of historical book values as reported under previous Canadian GAAP to the individual cash generating units on a pro rata basis. If this election is made, each of the cash generating units is required to be tested for impairment. Any impairment loss is recorded in accumulated deficit on the transition date.  Accordingly, Provident recorded a $391.5 million impairment loss on transition to IFRS. The lower carrying value for the Upstream assets on transition resulted in a lower loss on sale of the business in the second quarter of 2010 compared to previous Canadian GAAP.

In addition, upon transition to IFRS, Provident had the option to continue to calculate depletion similar to previous Canadian GAAP using a reserve base of only proved reserves or to use proved plus probable reserves. Provident has elected to use proved plus probable reserves under IFRS. The combination of a lower carrying value due to the impairment loss on transition and the larger depletion base resulted in lower depletion charges related to the Upstream business under IFRS of $23.1 million in the first quarter of 2010 and $40.2 million for the year ended December 31, 2010. This difference is also offset in the loss on sale of the Upstream business in the second quarter of 2010.

2)
Decommissioning liabilities – The amounts recorded under previous Canadian GAAP were the estimated future cash flows discounted at the Company’s average credit-adjusted risk free rate of seven percent. Under IFRS, the amounts are discounted using a risk free rate of four percent. The adjustment related to the Upstream business, was an increase of the decommissioning liabilities by $36.1 million with the offset to accumulated deficit.

3)
Assets held for sale – IFRS requires that assets held for sale be presented separately on the statement of financial position. Previous Canadian GAAP made an exception to this rule for certain upstream oil and gas related transactions. The sale of West Central Alberta assets held in the Upstream business was announced in December 2009. Therefore, assets and associated decommissioning liabilities of $186.4 million and $2.8 million, respectively, related to this transaction have been presented separately on the statement of financial position, at their fair value, determined with reference to the negotiated sales price adjusted for earnings between December 31, 2009 and the date of closing on March 1, 2010. This transaction resulted in a loss on sale of $8.1 million in the first quarter of 2010.

4)
Exploration and evaluation (“E&E”) expenditures – IFRS requires that E&E expenditures be presented separately from PP&E on the statement of financial position. Provident has segregated approximately $24.7 million of its PP&E in accordance with the IFRS 1 full cost exemption as at January 1, 2010. In the first and second quarters of 2010, an additional $0.8 million and $0.2 million was incurred, respectively, which also was classified as E&E. The costs consist primarily of land that relates to Upstream undeveloped properties which has not been depleted but rather is assessed for impairment when indicators suggest the possibility of impairment.

5)
Taxes – The transition adjustment for deferred income taxes on transition to IFRS is primarily due to changes in the carrying amount of Upstream assets on the January 1, 2010 statement of financial position and the corresponding impact on temporary differences used to determine the deferred income tax balance. As a result, an adjustment of $111.7 million was recorded with an offset amount recorded in accumulated deficit. Additionally, a reduction in deferred income tax recoveries of $5.7 million and $12.2 million were incurred in the first quarter of 2010 and for the year ended December 31, 2010, respectively, primarily as a result of lower depletion expense under IFRS.

6)
Loss on sale of discontinued operations – The loss on sale of discontinued operations was impacted by each of the IFRS adjustments 1 through 5 listed above, resulting in an IFRS adjustment to the loss on sale of discontinued operations of $296.0 million, net of tax.

6.	Petroleum product inventory

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.  In the first quarter of 2011, the Company recognized $407.6 million (2010 - $374.9 million) of product inventory as an expense in cost of goods sold. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense and included in cost of goods sold in the period the write-down or loss occurs. Any reversals of write-downs are also included in cost of goods sold. In the first quarter of 2011 and 2010, no write-down or reversal of write-downs of inventories were recognized in the statement of operations.

7. Property, plant and equipment

($000s)	Midstream assets	Office equipment & other	Subtotal	Oil & natural gas properties	Total
Cost:
Balance as at January 1, 2010	$886,442	$47,174	$933,616	$2,682,180	$3,615,796
Additions	55,768	920	56,688	38,444	95,132
Acquisitions	22,456	-	22,456	5,117	27,573
Disposals	-	(2,603)	(2,603)	(2,725,741)	(2,728,344)
Balance as at December 31, 2010	964,666	45,491	1,010,157	-	1,010,157
Additions	23,867	205	24,072	-	24,072
Reclassification of accumulated DD&A	(1,765)	-	(1,765)	-	(1,765)
Other	-	(167)	(167)	-	(167)
Removal of fully depreciated assets	-	(23,025)	(23,025)	-	(23,025)
Balance as at March 31, 2011	$986,768	$22,504	$1,009,272	$-	$1,009,272

Accumulated depletion, depreciation and amortization:
Balance as at January 1, 2010	$116,656	$27,786	$144,442	$2,049,198	$2,193,640
Depletion, depreciation and amortization for the period	25,729	7,056	32,785	123,940	156,725
Disposals	-	(860)	(860)	(2,173,138)	(2,173,998)
Balance as at December 31, 2010	142,385	33,982	176,367	-	176,367
Depletion, depreciation and amortization for the period	6,148	1,376	7,524	-	7,524
Reclassification of accumulated DD&A	(1,765)	-	(1,765)	-	(1,765)
Removal of fully depreciated assets	-	(23,025)	(23,025)	-	(23,025)
Balance as at March 31, 2011	$146,768	$12,333	$159,101	$-	$159,101

Net book value:
Net book value as at January 1, 2010	$769,786	$19,388	$789,174	$632,982	$1,422,156
Net book value as at December 31, 2010	$822,281	$11,509	$833,790	$-	$833,790
Net book value as at March 31, 2011	$840,000	$10,171	$850,171	$-	$850,171

Septimus to Younger pipeline project

On March 2, 2011, Provident announced an agreement between Provident Energy Ltd., AltaGas Ltd. (“AltaGas”), and a senior producer, to construct a 16-inch rich gas pipeline from a Montney gas plant to the AltaGas/Provident Younger deep cut natural gas processing facility in northeastern British Columbia. Under the agreement, Provident and AltaGas will each own a 30 percent interest in the project. The 25 kilometre pipeline will serve as a trunk line to support the gathering of up to 250 million cubic feet per day of natural gas from the liquids-rich Montney area. The estimated cost to complete the pipeline is approximately $30 million, of which Provident has committed to spend $9 million.

8. Intangible assets

As at March 31, 2011	Useful life (years)	Remaining amortization period (years)	Cost	Accumulated amortization	Net book value

Midstream contracts and customer relationships	15	9.75	$183,100	$78,298	$104,802
Other intangible assets	12 - 15	9.75	16,308	5,607	10,701
Total			$199,408	$83,905	$115,503

As at December 31, 2010	Useful life (years)	Remaining amortization period (years)	Cost	Accumulated amortization	Net book value

Midstream contracts and customer relationships	15	10	$183,100	$75,062	$108,038
Other intangible assets	12 - 15	10	16,308	5,501	10,807
Total			$199,408	$80,563	$118,845

($000s)	Midstream contracts and customer relationships	Other intangible assets	Total
Net book value at January 1, 2010	$121,238	$11,240	$132,478
2010 amortization	(13,200)	(433)	(13,633)
Net book value at December 31, 2010	108,038	10,807	118,845
Amortization for the period	(3,236)	(106)	(3,342)
Net book value at March 31, 2011	$104,802	$10,701	$115,503

9.	Goodwill

Provident performed a goodwill impairment test at January 1, 2010 and December 31, 2010 which determined that the recoverable amount of the group of cash generating units that comprise the Midstream business was in excess of the respective carrying value. Accordingly, no write-down of goodwill was required. The recoverable amount was determined based on a fair value less costs to sell calculation using cash flow projections from financial forecasts approved by management covering a 10 year period. Key assumptions upon which management based its determinations of the recoverable amount for the goodwill in 2010 include operating margins which are projected to increase by approximately 3% by 2020, attributable to capital expenditures and expected growth in the fee-for-service business, combined with a positive commodity pricing outlook and a weighted average discount rate of 10.5%. The forecast included future commodity price assumptions based on forward commodity price curves effective at December 31, 2010 with the assumption that prices will stabilize at approximately US$92.00/bbl for WTI crude oil and $5.00/mmbtu for AECO natural gas by 2014 and increase at inflationary rates thereafter.

10.	Long-term debt

	As at	As at
	March 31, 2011	December 31, 2010
Revolving term credit facility	$133,928	$72,882
Convertible debentures	248,867	251,891
Current portion of convertible debentures	68,528	148,981
	317,395	400,872
Total	$451,323	$473,754

i)

i)	Revolving term credit facility

The terms of the Credit Facility provide for a revolving three year period expiring on June 28, 2013 (subject to customary extension provisions) secured by all of the assets of the Company and its subsidiaries. Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, LIBOR loans, or letters of credit.  As at March 31, 2011, Provident had drawn $138.9 million (including $2.4 million presented as a bank overdraft in accounts payable and accrued liabilities) or 28 percent of its Credit Facility (December 31, 2010 - $75.5 million or 15 percent).  Included in the carrying value at March 31, 2011 were financing costs of $2.2 million (December 31, 2010 – $2.4 million). At March 31, 2011 the effective interest rate of the outstanding Credit Facility was 4.0 percent (December 31, 2010 – 4.1 percent). At March 31, 2011 Provident had $48.4 million in letters of credit outstanding (December 31, 2010 - $47.9 million) that guarantee Provident’s performance under certain commercial and other contracts.

ii)	Convertible debentures

On January 13, 2011, in connection with the corporate conversion, Provident Energy Ltd. announced an offer to purchase for cash its 6.5% convertible debentures maturing on August 31, 2012 (the “C series”) and its 6.5% convertible debentures maturing on April 30, 2011 (the “D series”) at a price equal to 101 percent of their principal amounts plus accrued and unpaid interest. The offer was completed on February 21, 2011 and resulted in Provident taking up and cancelling $4.1 million principal amount of C series debentures and $81.3 million principal amount of D series debentures. The transaction resulted in Provident recognizing a loss on repurchase of $1.2 million in financing charges in the consolidated statement of operations. The total offer price, including accrued and unpaid interest, was funded by Provident Energy Ltd.’s existing revolving term credit facility. Following the completion of the offer, approximately $94.9 million principal amount of the C series debentures and approximately $68.6 million principal amount of the D series debentures remain outstanding in accordance with their terms. Also, see note 18 – Subsequent events.

Provident may elect to satisfy interest and principal obligations on the convertible debentures by the issuance of shares.  For the three months ended March 31, 2011 and 2010, no debentures were converted to shares at the election of debenture holders.  Included in the carrying value at March 31, 2011 were financing costs of $8.2 million (December 31, 2010 - $9.0 million).  The following table details each outstanding convertible debenture.

	As at		As at
Convertible Debentures	March 31, 2011		December 31, 2010
($000s except conversion pricing)	Carrying value	Face value	Carrying value	Face value	Maturity date	Conversion price per share (1)
6.5% Convertible Debentures	$68,528	$68,642	148,981	$149,980	April 30, 2011	$12.40
6.5% Convertible Debentures	92,564	94,949	96,084	98,999	Aug. 31, 2012	11.56
5.75% Convertible Debentures	156,303	172,500	155,807	172,500	Dec. 31, 2017	10.60
	$317,395	$336,091	$400,872	$421,479
(1) The debentures may be converted into shares at the option of the holder of the debenture at the conversion price per share.

The conversion feature of convertible debentures is presented at fair value as a long-term financial derivative instrument rather than as a component of equity on the consolidated statement of financial position (see note 15).

11.	Decommissioning liabilities

Provident’s decommissioning liabilities are based on its net ownership in property, plant and equipment and represents management’s estimate of the costs to abandon and reclaim those assets as well as an estimate of the future timing of the costs to be incurred.   Estimated cash flows have been discounted at Provident’s nominal risk free rate of four percent and an inflation rate of two percent has been estimated for future years.

The total undiscounted amount of future cash flows required to settle the decommissioning liabilities is estimated to be $207.3 million (December 31, 2010 - $207.3 million).  The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land.  Payments to settle the decommissioning liabilities are expected to occur subsequent to the closure of the facilities and related assets.  Settlement of these liabilities is expected to occur within the next 15 to 35 years.

	Three months ended March 31,
($000s)	2011	2010
Carrying amount, beginning of period	$57,232	$127,800
Acquisitions	-	3,902
Settlement of liabilities during the period - discontinued operations	-	(1,039)
Accretion of liability - continuing operations	572	512
Accretion of liability - discontinued operations	-	742
Carrying amount, end of period	$57,804	$131,917

12.	Share capital

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement on the basis of one common share in Provident Energy Ltd. in exchange for each trust unit held in the Trust. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.”

i)	Share capital

Common Shares	Number of shares	Amount (000s)
Issued on conversion to a corporation effective January 1, 2011	268,765,492	$2,866,268
Issued pursuant to the dividend reinvestment plan	607,137	4,521
To be issued pursuant to the dividend reinvestment plan	273,943	2,397
Balance at March 31, 2011	269,646,572	2,873,186

Provident has an unlimited number of common shares authorized for issuance.

ii)	Unitholders’ contributions

Trust Units	Number of units	Amount (000s)
Balance at January 1, 2010	264,336,636	$2,834,177
Issued pursuant to the distribution reinvestment plan	4,002,565	28,635
To be issued pursuant to the distribution reinvestment plan	426,291	3,456
Balance at December 31, 2010	268,765,492	$2,866,268
Cancelled on conversion to a corporation effective January 1, 2011	(268,765,492)	(2,866,268)
Balance at March 31, 2011	-	-

The basic and diluted per share amounts were calculated based on the weighted average number of shares outstanding of 268,918,493 (2010 – 264,497,839).

13.	Share based compensation

i)	Restricted/Performance share units

Certain employees of Provident are granted restricted share units (RSUs) and/or performance share units (PSUs), both of which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional share units.  The grants are based on criteria designed to recognize the long term value of the employee to the organization.  RSUs typically vest evenly over a period of three years commencing at the grant date.  Payments are made on the anniversary dates of the RSU to the employees entitled to receive them on the basis of a cash payment equal to the value of the underlying notional share units.  PSUs vest three years from the date of grant and can be increased to a maximum of double the PSUs granted or a minimum of nil PSUs depending on the Company’s performance based on certain benchmarks.

The fair value estimate associated with the RSUs and PSUs is expensed in the statement of operations over the vesting period.  At March 31, 2011, $10.9 million (December 31, 2010 - $7.4 million) is included in accounts payable and accrued liabilities for this plan and $4.5 million (December 31, 2010 - $10.4 million) is included in other long-term liabilities.  The following table reconciles the expense recorded for RSUs and PSUs.

	Three months ended March 31,
	2011	2010
General and administrative	$4,539	$2,720
Production, operating and maintenance expense	382	240
	$4,921	$2,960

The following table provides a continuity of the Company’s RSU and PSU plans:

Units outstanding	RSUs	PSUs
Opening balance, January 1, 2011	1,175,008	2,443,581
Grants	468,601	453,555
Reinvested through notional dividends	20,599	30,110
Exercised	(517,553)	(722,082)
Forfeited	(6)	-
Ending balance March 31, 2011	1,146,649	2,205,164

At March 31, 2011, all RSUs and PSUs have been valued at a share price of $9.03 and, as at March 31, 2011 each PSU has been valued using a multiplier of 1.25, 1.30, and 1.00, for the 2009, 2010, and 2011 grants, respectively.

14.	Income taxes

Prior to conversion to a corporation effective January 1, 2011,  IFRS requires temporary differences at the Trust level to be reflected at the highest rate at which individuals would be taxed on undistributed profits. Upon corporate conversion, deferred tax balances are determined using the applicable statutory rate for corporations.

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the year ended December 31, 2010 and for the three months ended March 31, 2011 was 33.4% and 27.4%, respectively.

15.	Financial instruments

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	March 31,	December 31,
($ 000s)	2011	2010

Crude oil	60,335	28,313
Natural gas	18,130	19,102
NGL's (includes propane, butane)	(755)	10,363
Foreign exchange	(1,288)	(28)
Electricity	(1,509)	(421)
Interest	(542)	(366)
Conversion feature of convertible debentures	14,348	9,586
Total	$88,719	$66,549

For convertible debentures containing a cash conversion option, the conversion feature is measured at fair value through profit and loss at each reporting date, with any unrealized gains or losses arising from fair value changes reported in the consolidated statement of operations. This resulted in Provident recording a $4.8 million loss on revaluation on the conversion feature of convertible debentures in the first quarter of 2011 (2010 – nil).

The following table summarizes the impact of the loss on financial derivative instruments during the three months ended March 31, 2011 and 2010. The loss on revaluation of conversion feature of convertible debentures is not included in the table as it is separately disclosed on the statement of operations.

	Three months ended March 31,
Loss on financial derivative instruments	2011		2010
($ 000s except volumes)		Volume (1)		Volume (1)
Realized loss on financial derivative instruments
Crude oil	$(4,423)	0.2	$(7,213)	0.7
Natural gas	(3,041)	6.6	(16,079)	5.2
NGL's (includes propane, butane)	(18,140)	1.7	535	0.3
Foreign exchange	264		1,135
Electricity	722		(100)
Interest rate	12		(370)
	(24,606)		(22,092)
Unrealized loss on financial derivative instruments	(17,408)		(31,598)
Loss on financial derivative instruments	$(42,014)		$(53,690)
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

16.	Product sales and service revenue

For the three months ended March 31, 2011, included in product sales and service revenue is $76.7 million (2010 - $67.9 million) associated with the U.S. midstream operations.

17.	Discontinued Operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight Oil Exploration Ltd. (“Midnight”) to form Pace Oil & Gas Ltd. (“Pace”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”) Under the Arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which held all of the producing oil and gas properties and reserves associated with Provident’s Upstream business. Total consideration from the transaction was $423.7 million, consisting of $115 million in cash and approximately 32.5 million shares of Pace valued at $308.7 million at the time of the closing. Associated transaction costs were $8.1 million. Under the terms of the Arrangement, Provident unitholders divested a portion of each of their Provident units to receive 0.12225 shares of Pace, which was recorded as a non-cash distribution by the Trust, valued at $308.7 million. Provident recorded a loss on sale of $79.8 million and $58.1 million in future tax recovery related to this transaction. This transaction completed the sale of the Provident Upstream business in a series of transactions between September 2009 to June 2010.

The following table presents information on the net loss from discontinued operations.

	Three months ended March 31,
Net loss from discontinued operations (000's)	2011	2010
Revenue	$-	$53,677
Loss from discontinued operations before taxes	-	(88,029)
Current tax expense	-	(1)
Future income tax recovery	-	13,051
Net loss from discontinued operations for the period	$-	$(74,979)
Per unit
- basic and diluted	$-	$(0.28)
(1) In the first quarter of 2010, interest expense of $0.5 million was allocated to discontinued operations on a prorata basis calculated as the proportion of net assets of the Upstream business to the sum of total net assets of the Trust plus long-term debt.

Assets held for sale

IFRS requires that assets held for sale be presented separately on the statement of financial position. Previous Canadian GAAP made an exception to this rule for certain upstream oil and gas related transactions. The sale of West Central Alberta assets held in the Upstream business was announced in December 2009. Therefore, assets and associated decommissioning liabilities of $186.4 million and $2.8 million, respectively, related to this transaction have been presented separately on the January 1, 2010 statement of financial position, at their fair value, determined with reference to the negotiated sales price adjusted for earnings between December 31, 2009 and the date of closing on March 1, 2010. This transaction resulted in a loss on sale of $8.1 million in the first quarter of 2010.

Additional accounting policies

Accounting policies solely related to Provident’s Upstream business are as follows:

i)	Financial instruments

Financial Assets

a)	Available for sale

The Company’s investments are classified as available for sale financial assets.  A gain or loss on an available for sale financial asset shall be recognized directly in other comprehensive income, except for impairment losses and foreign exchange gains and losses.  When the investment is derecognized or determined to be impaired, the cumulative gain or loss previously recorded in equity is recognized in profit or loss.

ii)	Property, plant & equipment

Oil and natural gas properties

Oil and natural gas properties are stated at cost, less accumulated depletion and depreciation and accumulated impairment losses. Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas properties only when they increase the future economic benefits embodied in the specific properties to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas properties represent costs incurred in developing proved and probable reserves and bringing in or enhancing production from such reserves and are accumulated on a cost centre basis.

Development costs

Expenditures on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells, is capitalized within property, plant and equipment.

Depletion

The provision for depletion and depreciation for oil and natural gas assets is calculated, at a component level using the unit-of-production method based on current period production divided by the related share of estimated total proved and probable oil and natural gas reserve volumes, before royalties.  Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of 6,000 cubic feet of natural gas to one barrel of oil.  In determining its depletion base, the Company includes estimated future costs for developing proved and probable reserves, and excludes estimated salvage values of tangible equipment and the cost of exploration and evaluation assets.

iii)	Exploration and Evaluation assets

Pre-license costs

General prospecting and evaluation costs incurred prior to having obtained the legal rights to explore an area are expensed directly to the income statement in the period in which they are incurred.

Exploration and evaluation costs

Once the legal right to explore has been acquired, all costs incurred to assess the technical feasibility and commercial viability of resources are capitalized as exploration and evaluation (“E&E”) intangible assets until the drilling of the well is complete and the results have been evaluated. These costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable overhead and administration expenses, including remuneration of production personnel and supervisory management, the projected costs of retiring the assets (if any), and any activities in relation to evaluating the technical feasibility and commercial viability of extracting mineral resources. Such items are initially measured at cost. After initial recognition, the Company measures E&E costs using the cost model whereby the asset is carried at cost less accumulated impairment losses.

Intangible exploration assets are not depleted and carried forward until the Company has determined the technical feasibility and commercial viability of extracting a mineral resource. If no reserves are found and management determines that the Company no longer intends to develop or otherwise extract value from the discovery, the costs are written off to profit or loss. Upon determination of proven and probable reserves, E&E assets attributable to those reserves are first tested for impairment at the cash generating unit level, and then reclassified to oil and natural gas properties, a separate category within property, plant and equipment. Once these costs have been transferred to property, plant and equipment, they are subject to impairment testing at the cash generating unit level similar to other oil and natural gas assets within property, plant and equipment.

iv)	Joint Arrangements

Certain of the Company’s activities in the Upstream business were conducted through interests in jointly controlled assets and operations, where the Company has a direct ownership interest in and jointly control the assets and/or operations of the venture. Accordingly, the income, expenses, assets, and liabilities of these jointly controlled assets and operations are included in the consolidated financial statements of the Company in proportion to the Company’s interest.

v)	Decommissioning liabilities

For upstream operations, the amount recognized represents management’s estimate of the present value of the estimated future expenditures to abandon and reclaim the Company’s net ownership in wells and facilities determined in accordance with local conditions and requirements as well as an estimate of the future timing of the costs to be incurred.

Decommissioning is likely to occur when the fields are no longer economically viable. This in turn depends on future oil and gas prices, which are inherently uncertain.

vi)	Significant accounting judgments, estimates and assumptions

Reserves base

The Company’s reserves have been evaluated in accordance with the Canadian Oil and Gas Evaluation Handbook Volumes 1 and 2 (“COGEH”) and comply with the standards that govern all aspects of reserves as prescribed in National Instrument 51-101 (NI 51-101). Under NI 51-101, proved reserves are defined as having a high degree of certainty to be recoverable. Probable reserves are defined as those reserves that are less certain to be recovered than proved reserves.  The targeted levels of certainty, in aggregate, are at least 90 percent probability that the quantities recovered will equal or exceed the estimated proved reserves and at least 50 percent probability that the quantities recovered will equal or exceed the sum of the estimated proved plus probable reserves.  Under NI 51-101 standards, proved plus probable are considered a “best estimate” of future recoverable reserves.

The estimation of oil and gas reserves is a subjective process.  Forecasts are based on engineering data, projected future rates of production, estimated commodity prices, and the timing of future expenditures.  The Company expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels, and economics of recovery based on cash flow forecasts. Future development costs are estimated using assumptions as to number of wells required to produce the reserves, the cost of such wells and associated production facilities, and other capital costs.

Carrying value of oil and gas assets

Oil and gas development and production properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved plus probable reserves and incorporate the estimated future costs of developing and extracting those reserves.

The calculation of unit-of production rate of amortization could be impacted to the extent that actual production in the future is different from current forecast production based on proved plus probable reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves and could include:

● Changes in proved plus probable reserves;
●	The effect on proved plus probable reserves of differences between actual commodity prices and commodity price assumptions; or
● Unforeseen operational issues.

Impairment indicators

The recoverable amounts of cash generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions.

For the Upstream business, it is reasonably possible that the commodity price assumptions may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of its tangible and intangible assets. The Company monitors internal and external indicators of impairment relating to its tangible and intangible assets.

Impairment of available for sale financial assets

The Company classifies certain assets as available for sale and recognizes movements in their fair value in equity. Subsequent to initial recognition, when the fair value declines, management makes assumptions about the decline in value whether it is an impairment that should be recognized in profit or loss.

18.	Subsequent events

Public offering of convertible unsecured subordinated debentures

On May 10, 2011, Provident issued $150 million aggregate principal amount of convertible unsecured subordinated debentures (the Debentures). Provident has granted to the underwriters an over-allotment option to purchase up to an additional $22.5 million aggregate principal amount of Debentures, exercisable in whole or in part any time for a period of up to 30 days following closing of the offering. The Debentures bear interest at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing December 31, 2011 and mature on December 31, 2018.

Provident intends to initially use the net proceeds from the offering to repay indebtedness under its credit facility which will then be available to be drawn, as required, to fund the redemption of all of the outstanding principal amount of Provident’s 6.5% convertible debentures maturing on August 31, 2012 and for general corporate purposes.

Redemption of outstanding 6.5% convertible unsecured subordinated debentures

On April 18, 2011, Provident announced its intention to redeem all of the outstanding aggregate principal amount of the 6.5% convertible unsecured debentures (the 6.5% Debentures) maturing on August 31, 2012 at a redemption price equal to $1,000 in cash per $1,000 principal amount of 6.5% Debentures, plus accrued and unpaid interest, as of the redemption date of May 25, 2011. Interest on the 6.5% Debentures will cease to be payable from and after the redemption date. As of May 10, 2011, there was approximately $95 million aggregate principal amount of 6.5% Debentures outstanding.